May 23, 2012

BY EDGAR

Mellissa Campbell Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Human Genome Sciences, Inc. Schedule TO-T filed on May 10, 2012 Schedule TO-T/A filed on May 17, 2012 Filed by GlaxoSmithKline plc File No. 005-45295

Dear Ms. Duru:

On behalf of GlaxoSmithKline plc (“GSK”) and H. Acquisition Corp., a wholly-owned subsidiary of GSK (“Purchaser”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter to GSK dated May 18, 2012 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, we have repeated the Staff’s comments in italicized text prior to the responses. In connection with response to the Comment Letter, GSK and Purchaser are filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) with the Commission. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Offer to Purchase, attached as Exhibit (a)(1)(A) to the Schedule TO-T filed with the Commission on May 10, 2012 (the “Schedule TO”), unless otherwise indicated.

CLEARY GOTTLIEB STEEN & HAMILTON LLP OR AN AFFILIATED ENTITY HAS AN OFFICE IN EACH OF THE CITIES LISTED ABOVE.

Mellissa Campbell Duru, Esq., p. 2

Schedule TO

a.	We refer to disclosure on page 21 of the Offer to Purchase in which you indicate that financing for the offer could come from another subsidiary of GSK in the form of a loan to the Purchaser. Please confirm that if this occurs, you will provide us with your analysis of whether the GSK subsidiary providing any funding should be identified as a bidder in the tender offer. If an additional bidder is added, this may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm Please confirm your understanding in your response letter.

Response: We have considered whether, if GSK causes one or more of its wholly-owned subsidiaries to provide funding to Purchaser, such other subsidiaries should be identified as co-bidders in the Offer and have concluded for the reasons set forth below that, based on the current facts and circumstances, no such subsidiaries would need to be so identified.

In reaching this conclusion, we noted that Rule 14d-1(g)(2) of Regulation 14D defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance in Section II.D.2 of the November 14, 2000 Current Issues Outline (the “Outline”). Factors highlighted in such Outline include:

•	Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

•	Is the person acting together with the named bidder?

•	To what extent did or does the person control the terms of the offer?

•	Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

•	Does the person control the named bidder, directly or indirectly?

•	Did the person form the nominal bidder, or cause it to be formed?

•	Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Mellissa Campbell Duru, Esq., p. 3

GSK has informed us that the Offer was initiated and structured by senior management of GSK, working with its legal and financial advisers, and that GSK controls the terms of the Offer, caused the formation of, and indirectly controls, H. Acquisition Corp. and will beneficially own all of the securities that would be purchased by H. Acquisition Corp. in the Offer.

As of March 31, 2012, GSK held approximately $9 billion of cash and cash equivalents on a consolidated basis. GSK holds its cash and cash equivalents directly and through various subsidiaries of GSK, and may transfer such funds between subsidiaries of GSK or to GSK from time to time to facilitate GSK’s internal cash management and investment policies. GSK has informed us that it will cause sufficient funds to be made available to Purchaser from GSK or one or more of its wholly-owned subsidiaries at any time that Purchaser would purchase shares tendered pursuant to the Offer, and that GSK will control all determinations regarding whether GSK or one or more of its subsidiaries would provide such funds. None of the subsidiaries from which GSK may ultimately direct the funds be transferred to Purchaser has played any independent role in initiating, structuring or negotiating the Offer nor does any such subsidiary control the terms of the Offer. All of the subsidiaries from which such funds may be transferred are wholly-owned and controlled by GSK.

Other than the fact that some or all of the financing may be transferred from a GSK subsidiary to Purchaser, none of the factors described in the Outline apply to any GSK subsidiary other than Purchaser itself under these facts and circumstances. (Furthermore, while not dispositive, we note that adding another wholly-owned subsidiary of GSK as a “bidder” would not provide shareholders with any additional material information regarding the Offer.)

For the foregoing reasons, we respectfully advise the Staff that we do not believe that the mere fact that all or a portion of the funds that may be used in the Offer may ultimately be transferred from one or more subsidiaries of GSK would require the subsidiary transferring such funds to be identified as a co-bidder.

We do, however, confirm GSK’s and Purchaser’s understanding that if any GSK subsidiary were to play a more substantial role in the Offer, taking into account the factors described in the Outline, such entity may need to be added as a filing person on the Schedule TO. We further confirm GSK’s and Purchaser’s understanding that such addition may necessitate an extension of the Offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity.

Mellissa Campbell Duru, Esq., p. 4

Exhibit (a)(1)(A) Offer to Purchase

Summary Term Sheet..., page 4

When and how will I be paid for my tendered Shares..., page 7

b.	You disclose that you will pay for shares after the later of the expiration date of the offer or satisfaction or waiver of the conditions to the offer set forth in Section 15. This language suggests that the conditions to the offer could extend beyond the expiration date and may be asserted by the company. Please revise to clearly state that all conditions, other than conditions dependent upon the receipt of government approvals, must be satisfied or waived prior to the expiration of the tender offer.

Response: The disclosure on page 7 of the Offer to Purchase has been revised in response to the Staff’s comment.

Extension, Termination and Amendment..., page 11

c.	You disclose that any “extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof.” Rule 14d-4(d)(1) requires that any announcement of such material changes to be made “promptly.” Please revise your disclosure to remove the “as practicable” language.

Response: The disclosure on page 11 of the Offer to Purchase has been revised in response to the Staff’s comment.

Acceptance for Payment and Payment for Shares..., page 12

d.	We note your disclosure that you “reserve the right to transfer or assign.to one or more of [your] affiliates, the right to purchase Shares tendered pursuant to the offer.” If the bidders transfer such right, the entity to which the right is assigned may need to be identified as a bidder and added as a filing person on the Schedule TO. This may necessitate an extension of the offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Response: We confirm GSK’s and Purchaser’s understanding that if they assign or transfer to one or more affiliates the right to purchase the Shares tendered in the Offer, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO. We further confirm GSK’s and Purchaser’s understanding that such addition may necessitate an extension of the Offer period and may require the Offer to Purchase to be revised to provide all of the disclosure required by the Schedule TO as to that entity.

Mellissa Campbell Duru, Esq., p. 5

Source and Amount of Funds..., page 21

e.	You disclose the estimated cost of completing the Offer and Merger is $2.7 billion dollars yet also disclose that Purchaser may need “$2.96 billion to complete the offer.” Please revise to clarify.

Response: The disclosure on page 21 of the Offer to Purchase has been revised in response to the Staff’s comment.

f.	Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

Response: The disclosure on page 21 of the Offer to Purchase has been revised in response to the Staff’s comment.

Conditions to the Offer..., page 29

g.	Refer to the penultimate sentence in the final paragraph of this section where you state that your failure to “exercise any of the foregoing conditions shall not be deemed a waiver of any such right...” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to shareholders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

Response: We confirm GSK’s and Purchaser’s understanding that consummating the Offer at a time when a condition is triggered would constitute a waiver of that triggered condition. We further acknowledge on behalf of GSK and Purchaser that if any condition to the Offer is waived, applicable rules promulgated under the Securities Exchange Act of 1934, as amended, may require that the Offer be extended to the extent that the waiver constitutes a material change to the Offer and the Offer would not otherwise remain open for a period sufficient for security holders to become reasonably informed of such change.

Mellissa Campbell Duru, Esq., p. 6

h.	Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding in your response letter.

Response: We confirm GSK’s and Purchaser’s understanding that if an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, they will inform the holders of Shares how they intend to proceed promptly, rather than waiting until the expiration of the Offer, unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer.

*    *    *    *

We acknowledge and confirm on behalf of GSK and Purchaser, that:

•	each of GSK and Purchaser is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	neither GSK nor Purchaser may assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (212) 225-2370.

Sincerely, Victor I. Lewkow

cc:	Edgar B. Cale GlaxoSmithKline Adam O. Emmerich, Esq. Wachtell, Lipton, Rosen & Katz